January 23, 2014

SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law approved by Law N° 093-2002-EF and CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10, as modified by CONASEV Resolution number 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event:

In its session held on January 22, 2014, Credicorp’s Board of Directors agreed to set the date for the Annual General Meeting of Shareholders for Monday March 31, 2014, at 3 p.m. (Peruvian time), at the main offices of Banco de Credito del Peru, located at 156 Calle Centenario, Laderas de Melgarejo, in La Molina, Lima, Peru. In accordance with the Company’s By-laws, if the required quorum is not met in the first instance, the meeting will be postponed until Monday April 7, 2014 at the same place and time.

The Board has established that those shareholders who are officially registered as shareholders of the Company as of February 11, 2014 (“Record Date”) will be entitled to attend and vote in the above mentioned meeting.

The Agenda defined for such meeting will attend to the following matters:

•	Presentation, by the Chairman of the Board, of the Annual Report for the financial year ended December 31, 2013.

•	To consider and approve the audited consolidated financial statements of the Company and its subsidiaries for the financial year ended December 31, 2013 including the report of the independent auditors of the Company thereon.

•	To elect Directors of the Company and define their remuneration.

•	To appoint the external auditors of the Company to perform such services for the financial year 2014 and to define the fees for such audit services.

Finally, as it was the case in previous years, the Superintendencia del Mercado de Valores – SMV has exempted Credicorp from presenting the audited consolidated financial statements of the Company and its subsidiaries, and the Annual Report for the financial year 2013 at the same time when the Board announces its decision regarding the date of the Annual General Meeting of Shareholders. The documents will be published after the Board approves them in its session of February 2014.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/	Mario Ferrari
Stock Market Representative
Credicorp Ltd.